Morgan, Lewis & Bockius LLP                                   Morgan Lewis
1701 Market Street                                            COUNSELORS AT LAW
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com


January 30, 2015


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:  Winton Diversified Opportunities Fund: Initial Registration Statement on
     Form N-2 (File Nos. 333-[      ] and 811-23028)
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Ladies and Gentlemen:

On behalf of our client, Winton Diversified Opportunities Fund (the "Trust"), we are filing the Trust's registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

Please contact me at (215) 963-5862 should you have any questions or comments.

Sincerely,

/s/ David W. Freese
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David W. Freese